

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 24, 2012

<u>Via E-mail</u>
Mr. Andrew L. Krawitt
Principal Financial Officer
Crane Co.
100 First Stamford Place
Stamford, CT 06902

> **RE:** **Crane Co.**
> **Form 10-K for the Year ended December 31, 2011**
> **Filed February 27, 2012**
> **Form 10-Q for the Quarter ended June 30, 2012**
> **Filed August 3, 2012**
> **File No. 1-1657**

Dear Mr. Krawitt:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Year Ended December 31, 2011</u>

<u>Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18</u>

<u>Application of Critical Accounting Policies, page 28</u>

<u>Asbestos Liability and Related Insurance Coverage and Receivable, page 30</u>

1. Please enhance your critical accounting policy disclosure to further provide a qualitative and quantitative description of the material assumptions used to calculate your asbestos liabilities estimate. For example, we note your disclosure on page 53 that the most significant factors affecting the liability estimate are (1) the number of new mesothelioma claims filed, (2) the average settlement costs for mesothelioma claims, (3) the percentage of mesothelioma claims

dismissed and (4) the aggregate defense costs incurred by you. In addition, provide a sensitivity analysis of the material assumptions used based upon reasonably likely changes to these assumptions. Refer to SEC Release No. 33-8040 and 501.14 of the SEC's Codification of Financial Reporting Policies for guidance. Please show us in your supplemental response what the revisions will look like.

Item 8 – Financial Statements and Supplementary Data, page 32

Note 10 – Commitments and Contingencies, page 51

Asbestos Liability, page 52

2. Effective as of December 31, 2011, you have updated and extended your estimate of the asbestos liability, including the costs of settlement or indemnity payments and defense costs relating to currently pending claims and future claims projected to be filed against you through 2021. You disclose that you do not believe that any such amount can be reasonably estimated beyond 2021. Please provide us with further information to help us understand why you are unable to reasonably estimate the asbestos liability for pending claims and future claims to be filed beyond 2021.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, the undersigned at (202) 551-3769 if you have questions regarding these comments.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief